SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------
                                 Amendment No. 1
                                       to
                                   SCHEDULE TO
                                 (RULE 14d-100)

       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            BellaVista Capital, Inc.
                            -------------------------
                       (Name of Subject Company (Issuer))

                            BellaVista Capital, Inc.
                            -------------------------
                        (Name of Filing Person (Offeror))

                     Common Stock, Par Value $0.01 Per Share
                            -------------------------
                           (Title of Class Securities)

                                      None
                            -------------------------
                      (CUSIP Number of Class of Securities)

                            Michael Rider, President
                            BellaVista Capital, Inc.
                            420 Florence Street Suite 200
                            Palo Alto, CA 94301
                            Tel   (650) 328-3060
                            -------------------------

                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                            Paul Derenthal, Esq.
                            Derenthal & Dannhauser LLP
                            One Post Street, Suite 575
                            San Francisco, CA 94602
                            415-981-4844

                            CALCULATION OF FILING FEE
               --------------------------------------------------

           Transaction Valuation*              Amount of Filing Fee
           -------------------------         ------------------------

                $12,000,000                        $1,412.40
           -------------------------         ------------------------

* For purposes of calculating the filing fee only, this amount is based on the purchase of 3,314,917 outstanding shares of Common Stock at the tender offer price of $3.62 per share.

[X]  Check the box if any part of the fee is offset as provided by Rule 0-11
     (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 Amount Previously Paid: $1,412.40      Filing Party: BellaVista Capital, Inc.
 -----------------------------------------------------------------------------

       Form or Registration No.: SC TO-I       Date Filed: 1-28-2005
       -------------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 1 to Tender Offer Statement on Schedule TO relates to the offer by, BellaVista Capital, Inc. a Maryland corporation (the "Company"), to purchase up to 3,314,917 shares of its Common Stock, par value $0.01 per share (the "Shares"), at a price of $3.62 per Share, net to the seller in cash, without interest (the "Offer"). The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated January 28, 2005 and the related Letter of Transmittal.

         The Offer terminated on March 1, 2005, and a total of 6,714,420 Shares were tendered and not withdrawn as of such date. In accordance with the terms of the offer the Company purchased a total of 3,314,929 Shares at $3.62 per Share for a total payment of $12,000,042.98. As the number of Shares tendered exceeded the maximum number of Shares the Company offered to purchase, each tendering shareholder received payment for a prorated number of Shares purchased. The proration factor was 49.37%. After completion of the Offer, a total of 14,989,239 Shares remain issued and outstanding.





















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


                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            BELLAVISTA CAPITAL, INC.



                                            Dated: March 7, 2005

                                            By: /s/ MICHAEL RIDER
                                                ----------------------------
                                                Name: Michael Rider
                                                Title: President






















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